CANADIAN
WESTERN BANK

082-04478

[redacted]

08001369

RECEIVED
2008 MAR 19 A 10:51

March 6, 2008

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank dated March 6, 2008 for filing as required by Rule 12g3-2(b):

- "CWB Reports Strong First Quarter Earnings on Record Total Revenues"

Yours truly,
CANADIAN WESTERN BANK

Carolyn Graham, CA
Vice President and Chief Accountant

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

Enclosure

dlw 3/21

CANADIAN WESTERN BANK
Think Western®

RECEIVED
2008 MAR 19 A 10:

NEWS RELEASE

CWB Reports Strong First Quarter Earnings on Record Total Revenues
4% quarterly loan growth
$0.10 per common share dividend declared

Edmonton, March 6, 2008 – Canadian Western Bank (CWB on TSX) today announced first quarter net income of $25.9 million, or $0.40 per diluted share, on record total revenues. Earnings and revenues benefited from strong loan growth of 4% in the quarter and 25% over the past twelve months. Net income was up 27% over the first quarter last year while diluted earnings per share increased 25%. Reported earnings included $1.0 million ($0.01 per diluted common share) of tax expense related to the write-down of future tax assets due to reductions in future federal corporate income tax rates. Excluding the impact of this tax expense, net income increased 31% over one year ago, while diluted earnings per share grew 28%.

First Quarter Highlights:
(three months ended January 31, 2008 compared with three months ended January 31, 2007 unless otherwise noted)

- 79th consecutive profitable quarter.
- Net income of $25.9 million, up 27%.
- Diluted earnings per share of $0.40, up 25%.
- Loan growth of 4% in the quarter and 25% over the past twelve months.
- Record total revenues (teb[1]) of $74.7 million, up 21%.
- Return on equity (ROE) of 16.9%, up 150 basis points.
- Efficiency ratio (teb) of 42.6%, an improvement of 310 basis points.
- Second consecutive year of recognition as one of the "50 Best Employers in Canada".

[1] Taxable equivalent basis. See definition following Financial Highlights table.

On March 5, 2008, CWB's Board of Directors declared a cash dividend of $0.10 per common share, payable on April 3, 2008 to shareholders of record on March 20, 2008. This quarterly dividend is consistent with the previous quarterly dividend and 25% higher than the quarterly dividend declared one year ago.

Both operating segments performed well in the first quarter. Banking and trust earnings of $24.4 million increased 21% over the same period last year, with continued strong loan growth and fee income more than offsetting the combined impact of lower net interest margin and the tax expense noted above. Net income from insurance operations was $1.5 million, up $1.2 million over a difficult first quarter last year that was impacted by severe weather.

"Strong first quarter results in volatile financial markets highlight the effectiveness of the Bank's responsible growth strategies and underscore our expectations for continued strong financial performance," said Larry Pollock, President and CEO. "Another highlight in the quarter was CWB's second consecutive year as one of Canada's 50 Best Employers. We responded to our employees' feedback from last year's survey and will introduce additional enhancements in 2008 as we further define our position as an employer of choice," said Pollock.

"While CWB has not been directly affected by write-downs or losses related to non-conventional lending or investment practices, ongoing turmoil in capital markets has had a substantial impact on the financial sector as a whole," Pollock said. "Net interest margin has been constrained by both increased deposit costs and higher liquidity levels. We will continue to monitor market conditions closely and fine-tune our strategies in line with the Bank's low risk tolerance. We will also remain flexible to capitalize on any strategic opportunities that may arise," added Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2008	October 31 2007	January 31 2007	Change from January 31 2007
Results of Operations				
Net interest income (teb - see below)	**$ 57,046**	$ 55,995	$ 49,209	16 %
Less teb adjustment	**1,337**	1,496	1,164	15
Net interest income per financial statements	**55,709**	54,499	48,045	16
Other income	**17,623**	18,364	12,443	42
Total revenues (teb)	**74,669**	74,359	61,652	21
Total revenues	**73,332**	72,863	60,488	21
Net income	**25,905**	29,572	20,458	27
Earnings per common share				
Basic	**0.41**	0.47	0.33	24
Diluted	**0.40**	0.46	0.32	25
Return on shareholders' equity[1]	**16.9 %**	20.1%	15.4%	150 bp[2]
Return on assets[3]	**1.07**	1.29	1.10	(3)
Efficiency ratio[4] (teb)	**42.6**	44.1	45.7	(310)
Efficiency ratio	**43.4**	45.0	46.6	(320)
Net interest margin (teb)[5]	**2.36**	2.43	2.65	(29)
Net interest margin	**2.30**	2.37	2.58	(28)
Provision for credit losses as a percentage of average loans	**0.15**	0.14	0.17	(2)
Per Common Share				
Cash dividends	**$ 0.10**	$ 0.09	$ 0.08	25 %
Book value	**9.88**	9.48	8.59	15
Closing market value	**29.40**	30.77	25.14	17
Common shares outstanding (thousands)	**63,146**	62,836	62,168	2
Balance Sheet and Off-Balance Sheet Summary				
Assets	**$ 9,864,640**	$ 9,525,040	$ 7,565,363	30 %
Loans	**7,706,981**	7,405,580	6,154,449	25
Deposits	**8,560,346**	8,256,918	6,566,652	30
Subordinated debentures	**390,000**	390,000	198,126	97
Shareholders' equity	**623,969**	595,493	534,228	17
Assets under administration	**4,174,481**	4,283,900	3,553,590	17
Capital Adequacy[6]				
Tangible common equity to risk-weighted assets[7]	**7.9 %**	7.7%	8.3%	(45) bp
Tier 1 ratio[8]	**9.2**	9.1	9.8	(61)
Total ratio[8]	**13.9**	13.7	13.2	72

(1) Return on shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp – basis point change.
(3) Return on assets is calculated as annualized net income divided by average total assets.
(4) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(5) Net interest margin is calculated as annualized net interest income divided by average total assets.
(6) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described in Note 15 to the interim consolidated financial statements), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework.
(7) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.
(8) Tier 1 and total capital adequacy ratios are calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Canadian Western Bank (CWB or the Bank) is pleased to report strong financial performance for its 79th consecutive profitable quarter, a period spanning almost 20 years. Quarterly results were highlighted by record total revenues (teb), 4% loan growth and an efficiency ratio (teb) of 42.6%. CWB was also proud to be recognized for a second consecutive year as one of Canada's "50 Best Employers" in a national survey sponsored by the *Globe and Mail Report on Business Magazine.*

First quarter earnings of $25.9 million, or $0.40 per diluted share, increased 27% and 25% respectively over the same period last year on 21% growth in total revenues (teb). Quarterly earnings were reduced $1.0 million ($0.01 per diluted common share) due to additional tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Excluding this impact, net income and diluted earnings per share increased 31% and 28% respectively.

In comparison to the previous quarter, net income and diluted earnings per share were down 12% and 13% respectively, reflecting the combined impact of the additional first quarter tax expense and the tax benefit that increased net income in the previous quarter by $2.9 million ($0.04 per diluted share). Before taxes, earnings were up 3% over the last quarter to a record $38.7 million.

First quarter return on equity (ROE) of 16.9% represented a 150 basis improvement over the same quarter last year due to strong operating performance from the banking and trust segment and much improved results in the insurance segment that was impacted by severe weather in the first quarter of 2007.

CWB has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, U.S. subprime mortgages or monoline insurers.

Share Price Performance

CWB shares ended the first quarter at $29.40, up from $25.14 a year earlier. Including reinvested dividends, the total return to shareholders over the one-year period ended January 31, 2008 was 18%.

Dividends

On March 5, 2008, CWB's Board of Directors declared a cash dividend of $0.10 per common share, payable on April 3, 2008 to shareholders of record on March 20, 2008. This quarterly dividend is unchanged from the previous quarterly dividend and 25% higher than the quarterly dividend declared one year ago.

Loan Growth

The Bank continued to expand its market presence in Western Canada achieving strong organic loan growth of 4%. Growth was almost evenly split between Alberta and British Columbia (BC) with smaller dollar contributions from Saskatchewan and Manitoba. The real estate division recorded the best quarterly performance, while the general commercial and personal lending sectors also showed good results. We continue to see a solid flow of new high quality lending opportunities and maintain our fiscal 2008 expectations for double-digit growth.

Our alternative mortgage business, Optimum Mortgage, showed minimal growth this quarter reflecting moderated residential sales activity in some key markets as well as seasonal factors. This business continues to provide very strong returns on a good risk profile.

Credit Quality

Overall credit quality remained strong and was consistent with expectations. Some of our borrowers have been impacted by ongoing weakness in the forestry and natural gas sectors and we continue to monitor exposures to these areas closely. Gross impaired loans measured against total loans remain well below historical norms and we are confident in the strength and diversity of the loan portfolio. The quarterly charge for credit losses reflects continued portfolio growth and represented 15 basis points of average loans, compared to 14 basis points last quarter and 17 basis points a year earlier.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company (CWT) kept pace with loan growth increasing 4% in the quarter and 25% over the past year. The demand and notice component within branch-raised deposits was up 6% in the quarter and 33% over the same period last year, partially due to the ongoing success of the Bank's high-interest savings account branded "*Summit Savings*". We are pleased customers have embraced this product, as it supports our ongoing strategies to further diversify funding sources and increase market awareness of the Bank's services. Total deposits in *Summit Savings* reached $440 million at January 31, 2008.

Net Interest Margin

Net interest margin (teb) in the quarter was 2.36%, down 7 basis points from the previous quarter and 29 basis points compared to one year ago. Compared to a year earlier, lower net interest margin mainly reflects increased deposit costs and higher liquidity levels raised in response to ongoing uncertainties in financial markets. Higher debenture interest costs and consecutive reductions in the prime lending rate were additional factors that contributed to a compressed margin. Pressures on net interest margin are expected to continue until interest spreads in financial markets return to more normal levels.

Trust Services

Trust services maintained strong momentum with solid financial performance. CWT wrapped up a successful pilot of its upgraded CWeb financial services Internet platform, which will be launched in the second quarter. Valiant Trust Company (Valiant) obtained its federal trust license and is now registered to operate in Ontario. Valiant is currently finalizing plans to expand its geographic footprint with the opening of an office in Toronto in 2008.

Insurance

Canadian Direct Insurance Incorporated (CDI) reported much improved results over a difficult first quarter last year that was impacted by severe weather in BC. First quarter net income of $1.5 million represented a $1.2 million increase from one year ago. Good progress has been made in the development of CDI's Internet based technology platform. An increasing percentage of new auto policies are being sold via the Internet and we continue to enhance our product distribution capabilities with a view towards long-term growth and increased efficiency.

On February 8, 2008, the Alberta Court of Queen's Bench struck down the cap on pain and suffering awards for minor injuries due to auto accidents. This cap was part of a package of reforms introduced by the Alberta Government in 2004, with the aim to keep auto insurance premiums low for all Albertans. While the Alberta Government has appealed the court's decision, uncertainty remains over the ultimate outcome. We believe that if the appeal is unsuccessful, insurance companies operating in Alberta will likely require higher auto rates to cover increased costs.

Outlook

CWB is off to a very good start for the year and is in a good position to meet all fiscal 2008 performance targets. Our strategies to grow other income and diversify funding sources remain important components in achieving both our short- and long-term objectives. Maintaining responsible cost control while ensuring we have a sound platform for sustained, high quality growth also remains a key strategy. Economic conditions in Western Canada remain quite healthy and we continue to see a solid flow of new lending opportunities. Overall credit quality remains strong despite ongoing softness in certain industries. We continue to closely monitor the impacts of financial market disruptions and the marked U.S. economic slowdown, and to this point do not see any major repercussions in our portfolio, or in the Bank's growth prospects.

CWB is proud to be recognized for a second consecutive year as one of Canada's "50 Best Employers". We have worked hard to enhance our position as an employer of choice and this recognition is particularly gratifying because it is based on direct feedback from our employees. People drive CWB's success and offering a rewarding work environment that enables and challenges employees to achieve their full potential remains a key pillar to add value for our stakeholders.

We look forward to reporting fiscal 2008 second quarter results on June 5, 2008.

Q1 Results Conference Call

CWB's first quarter results conference call is scheduled for Thursday, March 6, 2008 at **2:30 p.m. ET (12:30 p.m. MT)**. The Bank's executives will comment on first quarter results and respond to questions from analysts and institutional investors.

The conference may be accessed on a listen-only basis by dialing 416-644-3418 or toll-free 1-800-732-9307. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until March 20, 2008 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21260799, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 35 branch locations and is the largest publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of more than $9.8 billion and assets under administration of over $4.1 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2008, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2007, available on SEDAR at www.sedar.com and the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2007 remain substantially unchanged.

Overview

Canadian Western Bank (CWB or the Bank) posted strong earnings on record total revenues (teb) for its 79th consecutive profitable quarter, a period spanning almost 20 years. First quarter earnings from banking and trust operations increased 21% ($4.3 million) over last year to $24.4 million driven by strong growth in both loans and other income. The insurance segment also posted favourable results with net income of $1.5 million, a $1.2 million increase compared to a difficult first quarter last year impacted by severe storms in British Columbia (BC). Consolidated net income was up 27% over the previous year to $25.9 million, or $0.40 ($0.41 basic) per diluted share. First quarter earnings were reduced by $1.0 million ($0.01 per diluted common share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates.

In comparison to the previous quarter, net income was down 12% ($3.7 million) reflecting the combined impact of the above noted first quarter tax expense and a tax benefit that increased net income in the previous quarter by $2.9 million ($0.04 per diluted common share). On a before tax basis, earnings were up 3% ($1.1 million) over last quarter reflecting 48% growth ($2.4 million) in credit related fee income, 4% loan growth and lower non-interest expenses, partially offset by decreased contributions from trust and insurance operations and a compressed net interest margin.

First quarter return on equity was 16.9%, up from 15.4% last year. Return on equity benefited from strong operating performance in the banking and trust segment and a much improved contribution from insurance operations, partially offset by a lower net interest margin and increased tax expense. First quarter return on assets was 1.07%, down from 1.10% a year earlier.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were a record $74.7 million representing a 21% ($13.0 million) increase over the same quarter last year. Revenues were driven by 25% loan growth and 42% ($5.2 million) growth in other income. Total revenues were up modestly over the previous quarter reflecting continued asset growth, largely offset by lower net interest margin and a $0.8 million decrease in other income.

Net Interest Income (teb)

Quarterly net interest income (teb) of $57.0 million increased 16% ($7.8 million) over the same period last year driven by strong loan growth, partially offset by a 29 basis point decrease in net interest margin to 2.36% (teb). Compared to the first quarter last year, net interest margin was primarily affected by increased deposit costs and higher liquidity, both largely related to uncertainties in financial markets. Additional factors that contributed to a lower margin included higher debenture interest costs from subordinated debentures issued in March 2007 and consecutive reductions in the prime lending rate. Reductions in short-term interest rates negatively impact net interest margin because short-term deposits do not reprice as quickly as prime-related loans.

Net interest income increased 2% ($1.1 million) over last quarter driven by strong 4% loan growth, largely offset by a seven basis point decline in net interest margin mainly due to lower loan prepayment fees and the prime rate decreases noted above.

Note 13 to the unaudited interim consolidated financial statements provides a summary of the Bank's exposure to interest rate risk as at January 31, 2008. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 2.9%. This compares to October 31, 2007, when a one-percentage point increase in all interest rates would have increased net interest income by approximately 2.5%. The opposite effect occurs when all interest rates decrease. The Bank's overall strategy remains relatively neutral with respect to taking specific positions on interest rate risk.

Other Income

Other income of $17.6 million increased 42% ($5.2 million) over the same quarter last year reflecting strong results in all areas. Net insurance revenues were up $2.0 million showing a strong recovery over a difficult first quarter last year that was affected by unusually high claims experience due to severe weather in BC. Credit related fee income increased $1.6 million while combined gains on securities sales, foreign exchange and other were up $1.0 million. Trust services and retail services fee income increased $0.4 million and $0.2 million respectively.

Other income decreased 4% ($0.7 million) compared to the previous quarter reflecting lower contributions from trust services and insurance operations, partially offset by a 48% ($2.4 million) increase in credit related fee income and $0.7 million greater gains on securities sales, foreign exchange and other. The $2.2 million quarterly decrease in trust services fee income was attributed to unusually large trust transactions in the previous quarter. Reduced net insurance revenues reflect a $1.0 million lower pre-tax contribution from the Alberta auto risk sharing pools and increased claims experience mainly attributable to seasonal factors.

Credit Quality

Credit quality remained strong due to a combination of economic strength in Western Canada and disciplined credit underwriting. The quarterly provision for credit losses was $2.8 million, modestly up from $2.6 million recorded in each of the past twelve quarters. The provision for credit losses measured as a percentage of average loans was 15 basis points, compared to 14 basis points in the previous quarter and 17 basis points in the same period last year. Compared to one year ago, lower provisions measured as a percentage of average loans reflect robust loan growth, partially offset by the above noted $0.2 million increase in the quarterly provision for credit losses.

Gross impaired loans at January 31, 2008 were $38.9 million, compared with $21.1 million last quarter and $11.5 million a year earlier. As percentage of total loans, gross impaired loans remain low by historical measures and largely reflect accounts affected by ongoing softness in the forestry and natural gas industries. Gross impaired loans represented 50 basis points of total loans at quarter end, compared to 28 basis points at October 31, 2007 and 19 basis points one year ago. At the end of fiscal 2007, the ten year average for gross impaired loans measured against total loans was 86 basis points, with a high of 169 basis points in 1999 and a low of 18 basis points in 2006. Gross impaired loans are returning to more normal levels as the credit cycle moves from the trough previously observed.

The total allowance for credit losses (general and specific) represented 167% of gross impaired loans at January 31, 2008, compared to 299% last quarter and 485% one year ago. The general allowance as a percentage of risk-weighted loans was 79 basis points, compared to 78 basis points in the previous quarter and 88 basis points a year earlier.

Non-interest Expenses

Non-interest expenses were $31.8 million, up 13% ($3.6 million) over the same quarter last year due to higher salary and benefit costs, as well as premises and other expenses to support business growth. Compared to the previous quarter, non-interest expenses were down 3% due to a $0.9 million expense in the fourth quarter related to the tax benefit recorded in the same period.

Growth in total revenues continued to outpace non-interest expenses. The efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), improved to 42.6% or 310 basis points better than the same quarter last year. Compared to the previous quarter, the efficiency ratio (teb) improved 150 basis points due to continued revenue growth and the previously noted decrease in non-interest expenses.

Income Taxes

The first quarter income tax rate (teb) was 35.3%, up 150 basis points from one year ago, while the tax rate before the teb adjustment was 33.1%, or 190 basis points higher than last year. Excluding the impact of the previously noted $1.0 million tax expense related to the write-down of future tax assets, the income tax rate (teb) was 32.9%, or 90 basis points lower than a year earlier. Looking forward, the reductions in federal income tax rates announced this year will have a positive impact on overall tax rates and cash tax paid on future earnings.

The Province of BC's fiscal 2008 budget released in February included a phase-out of financial institution capital tax, as well a reduction in the corporate income tax rate. CWB's current capital tax rate in BC of 1.0% will decrease to 0.67% on April 1, 2008 and be eliminated completely by April 1, 2010. In fiscal 2007, CWB paid capital taxes to BC totaling $1.7 million. The corporate income tax rate will decrease from 12% to 11%, effective July 1, 2008.

Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (OCI), and totaled $32.8 million for the first quarter, compared to $19.7 million in the same period last year and $33.2 million in the previous quarter. As previously noted, net income increased 27% ($5.4 million) over one year ago and was down 12% ($3.7 million) compared to last quarter. CWB's OCI includes unrealized gains and losses on available-for-sale cash and securities and derivative instruments designated as cash flow hedges, all net of tax. First quarter OCI was $6.9 million, compared to a loss of $0.8 million a year earlier. OCI in the previous quarter was $3.7 million. The changes in OCI compared to previous quarters for available-for-sale cash and securities as well as derivative instruments designated as cash flow hedges primarily reflect market value fluctuations related to changes in interest rates and shifts in the interest rate curve.

Balance Sheet

Total assets increased 4% ($340 million) in the quarter and 30% ($2,299 million) in the past twelve months to reach $9,865 million at January 31, 2008.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,993 million at January 31, 2008, compared to $1,961 million last quarter and $1,264 million one year ago. As previously noted, higher liquidity levels are being maintained in response to ongoing uncertainties and related volatility in financial markets. Although this strategy has a negative impact on net interest margin, it is consistent with the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events.

The unrealized loss recorded on the balance sheet at January 31, 2008 was $1.7 million, compared to $9.3 million last quarter and $2.1 million one year ago. The cash and securities portfolio is comprised of high quality debt instruments that are not held for trading purposes and are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates and shifts in the interest rate curve. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, U.S. subprime lending or monoline insurers.

Loans

Total loans increased 4% ($301 million) in the quarter and 25% ($1,553 million) in the past twelve months to $7,707 million at January 31, 2008. Loan growth reflects solid deal flow across Alberta and BC with smaller dollar contributions from Saskatchewan and Manitoba. The majority of quarterly growth was attributed to performance in the real estate division, while the general commercial and personal lending sectors also showed good results. Deal flow remains solid despite increased challenges in areas related to softness in the forestry and natural gas sectors, as well as moderated residential resale activity in some key markets. CWB will maintain its long history of disciplined underwriting and double-digit organic loan growth is expected to continue in line with the fiscal 2008 target of 15%.

Deposits

Growth in total branch deposits kept pace with loan growth increasing 4% in the quarter and 25% in the past year. The demand and notice component within branch deposits increased 6% in the quarter and 33% over the past twelve months. CWB's high-interest savings account launched in July 2007 continued to promote increased brand awareness and was the primary source of quarterly growth in demand and notice deposits. Reflecting the Bank's commercial focus, a significant portion of the year-over-year growth in total branch deposits reflects larger, relationship-based commercial and wholesale balances that can be subject to greater fluctuation. Disruptions in financial markets and resulting competitive influences have led to significant premiums on external funding sources. These circumstances emphasize the importance of generating continued growth in core branch deposits and support management's ongoing strategies to develop additional sources of internal funding.

Total deposits at January 31, 2008 were $8,560 million, an increase of 4% ($303 million) in the quarter and 30% ($1,994 million) over the past year. Total branch deposits measured as a percentage of total deposits were unchanged from the previous quarter at 64%, compared to 67% last year. The decrease in branch-raised deposits as a percentage of total deposits reflects increased liquidity raised through the Bank's deposit broker network in response to financial market uncertainties. Demand and notice deposits measured as a percentage of total deposits of 27% remained consistent with both the previous quarter and one year ago.

Other Assets and Other Liabilities

Other assets at January 31, 2008 totaled $164 million, compared to $158 million last quarter and $147 million one year ago. Other liabilities at quarter end were $290 million, compared to $283 million the previous quarter and $266 million last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $4,174 million at the end of the first quarter, compared to $4,284 million last quarter and $3,554 million one year ago. Compared to the previous quarter, lower trust assets under administration partially reflect changes in market value. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. For additional information regarding other off-balance sheet items refer to Notes 13 and 19 to the audited consolidated financial statements on pages 71 and 74 respectively in the Bank's 2007 Annual Report.

Capital Management

Effective November 1, 2007, the Office of the Superintendent of Financial Institutions (OSFI) requires Canadian financial institutions to manage and report regulatory capital in accordance with a new capital management framework, commonly called Basel II. Basel II introduced several significant changes to the risk-weighting of assets and the calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for CWB under Basel II include a shift into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises and a new capital requirement related to operational risk.

Basel II had a modest positive impact on the overall required level of regulatory capital for CWB. New procedures and system enhancements were developed to conform to the new framework including the formalization of CWB's internal capital adequacy assessment processes.

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, at January 31, 2008 under Basel II was 13.9%. Total capital adequacy ratios at October 31, 2007 and January 31, 2007 under the previous OSFI framework were 13.7% and 13.2% respectively. The Tier 1 ratio at January 31, 2008 under Basel II was 9.2%. The Tier 1 ratio in the previous quarter and the same time last year under the previous framework were 9.1% and 9.8% respectively. Improved capital ratios over the previous quarter reflect strong earnings and a modest positive impact from Basel II, offset by continued asset growth. Compared to the same quarter last year, CWB's regulatory capital increased with $200 million of subordinated debentures issued in March 2007, strong earnings retention and a higher general allowance for credit losses, partially offset by the redemption of $3.1 million of subordinated debentures. The lower Tier 1 capital ratio compared to January 31, 2007 reflects robust asset growth.

The Bank's capital management objectives are to maintain a strong and efficient capital structure to support continued high quality asset growth. A strong capital position also provides flexibility in considering accretive growth opportunities and future dividend increases.

Further information relating to the Bank's capital position is provided in Note 15 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2007.

Book value per common share at January 31, 2008 was $9.88 compared to $9.48 last quarter and $8.59 one year ago.

Common shareholders received a quarterly cash dividend of $0.10 per common share on January 3, 2008. On March 5, 2008, the Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on April 3, 2008 to shareholders of record on March 20, 2008. This quarterly dividend is unchanged from the previous quarterly dividend and 25% higher than the quarterly dividend declared one year ago.

Accounting Policy Changes

Significant accounting policies are detailed in the notes to the Bank's October 31, 2007 audited consolidated financial statements. Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments – Disclosure and Presentation* and *Capital Disclosures*. As a result of adopting these standards, new or enhanced disclosure has been provided. Refer to Note 2 to the unaudited interim consolidated financial statements for further details.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended January 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Share Information

As at February 29, 2008, there were 63,166,302 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 5,796,244 common shares for maximum proceeds of $97.4 million.

Summary of Quarterly Financial Information

	2008	2007				2006		
($ thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues (teb)	$ **74,669**	$ 74,359	$ 70,665	$ 66,804	$ 61,652	$ 59,565	$ 56,884	$ 53,011
Total revenues	**73,332**	72,863	69,242	65,477	60,488	58,371	55,845	52,038
Net income	**25,905**	29,572	24,033	22,219	20,458	21,209	17,693	16,667
Earnings per common share								
Basic	**0.41**	0.47	0.39	0.36	0.33	0.34	0.29	0.27
Diluted	**0.40**	0.46	0.37	0.35	0.32	0.33	0.28	0.26
Total assets ($ millions)	**9,865**	9,525	8,881	8,022	7,565	7,268	6,871	6,476

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a consistent growth trend although the second quarter contains three fewer revenue-earning days.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Net income in the fourth quarters of 2007 and 2006 included the recognition of previously unrecorded tax benefits related to certain prior period transactions of $2.9 million ($0.04 per diluted share) and $2.0 million ($0.03 per diluted share) respectively.

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2007 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2007 Annual Report and audited consolidated financial statements for the year ended October 31, 2007 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 14 of the unaudited interim consolidated financial statements.

Banking and Trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant).

Banking and trust earnings of $24.4 million were up 21% ($4.3 million) over the same quarter last year benefiting from 25% loan growth and a 29% ($3.2 million) increase in other income, partially offset by a 31 basis point decline in net interest margin and the first quarter additional tax expense. Credit related and retail service fee income showed strong results growing 29% ($1.6 million) and 12% ($0.2 million) respectively, while gains on securities sales, foreign exchange and other were up $1.0 million. The compressed net interest margin (teb) compared to a year earlier was primarily due to increased deposit costs and liquidity levels related to events in financial markets, as well as higher debenture interest costs and decreases in the prime lending rate. Growth in total revenues (teb) of 18% significantly outpaced the 12% increase in non-interest expenses leading to a further improvement in the efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues. The quarterly efficiency ratio (teb) improved 220 basis points over the same quarter last year to 42.1%. Strong growth in total branch-raised deposits over the past year kept pace with loan growth at 25%. The demand and notice component of branch-raised deposits increased 33% with a considerable portion of this growth attributed to the ongoing success of CWB's *Summit Savings* account.

In comparison to the previous quarter, banking and trust earnings were down 9% ($2.5 million) reflecting the combined impact of the $1.0 million first quarter tax expense resulting from lower future federal corporate income tax rates and the tax benefit that increased net income in the previous quarter by $2.9 million. Before taxes, earnings were up 7% ($2.6 million) due to continued loan growth, lower non-interest expenses and higher other income, partially offset by a compressed net interest margin and a modest increase in the quarterly provision for credit losses. Very strong growth in credit related fee income more than offset lower trust services revenues, which were positively impacted in the previous quarter by unusually large trust transactions. Continued revenue growth and lower non-interest expenses led to a 260 basis points improvement in the efficiency ratio (teb).

($ thousands)	For the three months ended January 31 2008	October 31 2007	January 31 2007	Change from January 31 2007
Net interest income (teb)	**$ 55,642**	$ 54,663	$ 48,148	16 %
Other income	**14,395**	13,452	11,194	29
Total revenues (teb)	**70,037**	68,115	59,342	18
Provision for credit losses	**2,813**	2,550	2,550	10
Non-interest expenses	**29,504**	30,461	26,287	12
Provision for income taxes (teb)	**13,280**	8,155	10,318	29
Net income	**$ 24,440**	$ 26,949	$ 20,187	21 %
Efficiency ratio (teb)	**42.1 %**	44.7 %	44.3 %	(220)bp
Efficiency ratio	**42.9**	45.6	45.1	(220)
Net interest margin (teb)	**2.34**	2.42	2.65	(31)
Net interest margin	**2.29**	2.36	2.59	(30)
Average loans (millions)[1]	**$ 7,545**	$ 7,198	$ 5,950	27 %
Average assets (millions)	**9,428**	8,953	7,220	31

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.
[1] Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment reflects the operations of CWB's wholly owned subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct reported net income of $1.5 million, up $1.2 million from the same quarter last year which included provisions for claims related to severe wind and rainstorms in BC. The quarterly claims loss ratio was 70%, compared to 79% a year earlier. Net earned premiums grew 5% due to growth in policies outstanding and good customer retention, partially offset by lower average premiums per policy. Internet sales of new auto policies continued to grow, as more customers chose to use this enhanced online service. Canadian Direct's share of the Alberta auto risk sharing pools (the Pools) contributed $0.1 million in before tax income, down from $0.2 million in the same quarter last year. Ongoing challenges brought about by the pricing strategies of the Insurance Corporation of British Columbia in the BC auto product line continued to result in lower average premiums and slower policy sales in that line of business. Net interest income increased $0.3 million largely reflecting an increase in invested assets.

In comparison to the previous quarter, Canadian Direct's net income decreased $1.2 million due to a $1.0 million lower pre-tax contribution from the Pools and increased claims experience attributed to winter weather. The seasonal aspect of this business is also reflected in the decrease in gross written premiums, as new policy growth is traditionally slowest in the first quarter.

On February 8, 2008, the Court of Queen's Bench of Alberta rendered a decision that resulted in the lifting of the cap on the amount a claimant may receive in respect of minor injuries suffered in an automobile accident. While the Alberta Government has launched an appeal on this ruling, the judgment has resulted in considerable uncertainty for companies offering automobile insurance in Alberta. Provision has been made for the costs of settling these claims and management will continue to monitor this situation to assess the potential impact on claims cost and premiums.

	For the three months ended			Change from
($ thousands)	**January 31 2008**	October 31 2007	January 31 2007	January 31 2007
Net interest income (teb)	**$ 1,404**	$ 1,332	$ 1,061	32 %
Other income (net)				
Net earned premiums	**24,299**	24,172	23,128	5
Commissions and processing fees	**662**	743	606	9
Net claims and adjustment expenses	**(17,069)**	(14,896)	(18,176)	(6)
Policy acquisition costs	**(4,683)**	(5,100)	(4,356)	8
Insurance revenue (net)	**3,209**	4,919	1,202	167
Gains (losses) on sale of securities	**19**	(7)	47	(60)
Total revenues (net) (teb)	**4,632**	6,244	2,310	101
Non-interest expenses	**2,320**	2,301	1,906	22
Provision for income taxes (teb)	**847**	1,320	133	537
Net income	**$ 1,465**	$ 2,623	$ 271	441 %
Policies outstanding (#)	**165,314**	164,263	160,435	3 %
Gross written premiums	**$ 21,616**	$ 27,086	$ 21,245	2
Claims loss ratio[1]	**70 %**	62 %	79 %	(900)bp
Expense ratio[2]	**26**	27	24	200
Combined ratio[3]	**96**	89	103	(700)
Alberta auto risk sharing pools impact on net income before tax	**$ 120**	$ 1,155	$ 150	(20)%
Average total assets (millions)	**180**	174	155	16

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2008 Targets

The performance targets established for the 2008 fiscal year are presented in the table below together with CWB's actual performance.

	2008 Target	**2008 Performance** [1]
Net income growth	15%	**27%**
Total revenue (teb) growth	17%	**21%**
Loan growth	15%	**25%**
Provision for credit losses as a percentage of average loans	0.15%	**0.15%**
Efficiency ratio (teb)	45%	**42.6%**
Return on equity	17%	**16.9%**
Return on assets	1.10%	**1.07%**

[1] 2008 performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

Strong first quarter results combined with an overall favourable economic outlook in CWB's primary markets has the Bank in a good position to meet all of its fiscal 2008 performance targets. Quarterly loan growth of 4% was in line with expectations and will benefit revenues and earnings for the remainder of the year. Overall credit quality remains strong despite ongoing softness in the forestry and natural gas industries. The pipeline for new loans remains solid and double-digit loan growth is expected to continue in line with the fiscal 2008 target.

While disruptions in financial markets have constrained net interest margin due to a combination of increased deposit costs and the Bank's decision to maintain higher liquidity levels, these conditions are being closely monitored and overall profitability remains strong. CWB's strategies for responsible growth, including greater contributions from non-interest sources, have had a very positive impact on results, particularly in light of ongoing volatility in capital markets. Strong revenue growth combined with increasing economies of scale led to further improvements in the efficiency ratio. Maintaining disciplined cost control will remain an important focus as the Bank builds upon its platform for sustained, high quality growth. Despite increased challenges in certain areas, the outlook for banking, trust and insurance is positive, with 2008 expected to be another year of strong financial performance.

This management's discussion and analysis is dated March 5, 2008.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on shareholders' equity – net income divided by average shareholder's equity;
- return on assets – net income divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described in Note 15 to the interim consolidated financial statements), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework;
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI. As of November 1, 2007 (as described in Note 15 to the interim consolidated financial statements), OSFI changed their methodology and capital is now managed and reported in accordance with the requirements of Basel II. Prior year ratios have not been restated.
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake, unless required by securities law, to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2008	October 31 2007	January 31 2007	Change from January 31 2007
Interest Income				
Loans	$ **126,751**	$ 123,845	$ 99,143	28 %
Securities	**15,191**	13,696	10,054	51
Deposits with regulated financial institutions	**4,957**	4,005	3,055	62
	146,899	141,546	112,252	31
Interest Expense				
Deposits	**85,707**	81,556	61,318	40
Subordinated debentures	**5,483**	5,491	2,889	90
	91,190	87,047	64,207	42
Net Interest Income	**55,709**	54,499	48,045	16
Provision for Credit Losses	**2,813**	2,550	2,550	10
Net Interest Income after Provision for Credit Losses	**52,896**	51,949	45,495	16
Other Income				
Credit related	**7,309**	4,949	5,687	29
Insurance, net (Note 3)	**3,209**	4,919	1,202	167
Trust services	**3,564**	5,733	3,182	12
Retail services	**1,959**	1,837	1,756	12
Gains on sale of securities	**1,014**	7	119	752
Foreign exchange gains (losses)	**(152)**	825	488	(131)
Other	**720**	94	9	nm
	17,623	18,364	12,443	42
Net Interest and Other Income	**70,519**	70,313	57,938	22
Non-interest Expenses				
Salaries and employee benefits	**20,617**	19,995	17,991	15
Premises and equipment	**5,382**	5,387	4,614	17
Other expenses	**5,256**	6,767	5,109	3
Provincial capital taxes	**569**	613	479	19
	31,824	32,762	28,193	13
Net Income Before Provision for Income Taxes	**38,695**	37,551	29,745	30
Provision for Income Taxes	**12,790**	7,979	9,287	38
Net Income	$ **25,905**	$ 29,572	$ 20,458	27 %
Weighted average common shares outstanding	**62,975,022**	62,690,892	62,059,180	1 %
Earnings per Common Share				
Basic	$ **0.41**	$ 0.47	$ 0.33	24 %
Diluted	**0.40**	0.46	0.32	25

nm - not meaningful

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at January 31 2008	As at October 31 2007	As at January 31 2007	Change from January 31 2007
Assets					
Cash Resources					
Cash and non-interest bearing deposits with financial institutions		**$ 9,161**	$ 6,446	$ 3,667	150 %
Interest bearing deposits with regulated financial institutions		**475,902**	405,122	288,428	65
Cheques and other items in transit		**5,262**	1,122	27,262	(81)
		490,325	412,690	319,357	54
Securities	(Note 4)				
Issued or guaranteed by Canada		**417,735**	630,396	315,110	33
Issued or guaranteed by a province or municipality		**396,492**	251,418	197,122	101
Other securities		**479,806**	459,812	432,592	11
		1,294,033	1,341,626	944,824	37
Securities Purchased Under Resale Agreements		**209,000**	206,925	-	100
Loans	(Notes 5 and 7)				
Residential mortgages		**1,865,102**	1,780,442	1,485,744	26
Other loans		**5,907,067**	5,688,160	4,724,739	25
		7,772,169	7,468,602	6,210,483	25
Allowance for credit losses	(Note 6)	**(65,188)**	(63,022)	(56,034)	16
		7,706,981	7,405,580	6,154,449	25
Other					
Land, buildings and equipment		**25,793**	25,736	23,182	11
Goodwill		**6,933**	6,933	6,933	-
Other intangible assets		**2,545**	2,681	3,088	(18)
Insurance related		**53,891**	51,744	52,651	2
Derivative related	(Note 8)	**3,701**	1,496	1,263	193
Other assets		**71,438**	69,629	59,616	20
		164,301	158,219	146,733	12
Total Assets		**$ 9,864,640**	$ 9,525,040	$ 7,565,363	30 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		**$ 391,776**	$ 376,488	$ 351,579	11
Payable after notice		**1,960,857**	1,843,799	1,420,850	38
Payable on a fixed date		**6,102,713**	5,931,631	4,689,223	30
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	-
		8,560,346	8,256,918	6,566,652	30
Other					
Cheques and other items in transit		**25,525**	22,177	40,077	(36)
Insurance related		**126,022**	124,480	118,012	7
Derivative related	(Note 8)	**329**	1,307	2,898	(89)
Other liabilities		**138,449**	134,665	105,370	31
		290,325	282,629	266,357	9
Subordinated Debentures					
Conventional		**390,000**	390,000	198,126	97
Shareholders' Equity					
Retained earnings		**392,345**	372,739	313,169	25
Accumulated other comprehensive income (loss)		**961**	(5,931)	(2,247)	143
Capital stock		**220,217**	219,004	216,158	2
Contributed surplus		**10,446**	9,681	7,148	46
		623,969	595,493	534,228	17
Total Liabilities and Shareholders' Equity		**$ 9,864,640**	$ 9,525,040	$ 7,565,363	30 %
Contingent Liabilities and Commitments	(Note 10)				

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the three months ended January 31 2008	For the three months ended January 31 2007
Retained Earnings		
Balance at beginning of period	$ 372,739	$ 297,675
Net income	25,905	20,458
Dividends	(6,299)	(4,964)
Balance at end of period	392,345	313,169
Accumulated Other Comprehensive Income (Loss)		
Balance at beginning of period	(5,931)	(1,494)
Other comprehensive income (loss)	6,892	(753)
Balance at end of period	961	(2,247)
Total retained earnings and accumulated other comprehensive income (loss)	393,306	310,922
Capital Stock (Note 9)		
Balance at beginning of period	219,004	215,349
Issued on exercise of employee stock options	650	537
Transferred from contributed surplus on exercise or exchange of options	563	272
Balance at end of period	220,217	216,158
Contributed Surplus		
Balance at beginning of period	9,681	6,340
Amortization of fair value of employee stock options	1,328	1,080
Transferred to capital stock on exercise or exchange of options	(563)	(272)
Balance at end of period	10,446	7,148
Total Shareholders' Equity	$ 623,969	$ 534,228

Consolidated Statement of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended January 31 2008	For the three months ended January 31 2007
Net Income	$ 25,905	$ 20,458
Other Comprehensive Income (Loss), net of tax		
Available-for-sale securities		
Gains (losses) from change in fair value, net of income taxes of $2,108 (2007 - $540)	4,486	(1,104)
Reclassification to other income, net of income taxes of $329 (2007 - $40)	685	79
	5,171	(1,025)
Derivatives designated as cash flow hedges		
Gains (losses) from change in fair value, net of income taxes of $833 (2007 - $137)	1,809	(275)
Reclassification to net interest income, net of income taxes of $41 (2007 - $272)	(88)	547
	1,721	272
	6,892	(753)
Comprehensive Income for the Period	$ 32,797	$ 19,705

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended January 31 2008	 January 31 2007
Cash Flows from Operating Activities		
Net income	$ 25,905	$ 20,458
Adjustments to determine net cash flows		
Provision for credit losses	2,813	2,550
Depreciation and amortization	1,669	1,424
Amortization of fair value of employee stock options	1,328	1,080
Future income taxes, net	726	(391)
Gain on sale of securities, net	(1,014)	(119)
Accrued interest receivable and payable, net	11,815	2,323
Current income taxes payable, net	(1,801)	(2,635)
Other items, net	(18,681)	(2,020)
	22,760	22,670
Cash Flows from Financing Activities		
Deposits, net	303,428	276,331
Common shares issued	650	537
Dividends	(6,299)	(4,964)
	297,779	271,904
Cash Flows from Investing Activities		
Interest bearing deposits with regulated financial institutions, net	(68,719)	61,698
Securities, purchased	(553,008)	(546,151)
Securities, sale proceeds	298,287	136,923
Securities, matured	314,287	350,023
Securities purchased under resale agreements, net	(2,075)	9,000
Loans, net	(304,214)	(375,162)
Land, buildings and equipment	(1,590)	(272)
	(317,032)	(363,941)
Change in Cash and Cash Equivalents	3,507	(69,367)
Cash and Cash Equivalents at Beginning of Period	(14,609)	60,219
Cash and Cash Equivalents at End of Period *	$ (11,102)	$ (9,148)
* Represented by:		
Cash and non-interest bearing deposits with financial institutions	$ 9,161	$ 3,667
Cheques and other items in transit (included in Cash Resources)	5,262	27,262
Cheques and other items in transit (included in Other Liabilities)	(25,525)	(40,077)
Cash and Cash Equivalents at End of Period	$ (11,102)	$ (9,148)
Supplemental Disclosure of Cash Flow Information		
Amount of interest paid in the period	$ 80,664	$ 59,175
Amount of income taxes paid in the period	13,865	12,272

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2007, except as described in Note 2. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2007 as set out on pages 57 to 82 of the Bank's 2007 Annual Report.

2. Change in Accounting Policies

Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments - Disclosure and Presentation* and *Capital Disclosures*. The new standards require additional disclosure regarding financial instruments and capital management practices. As a result of adopting these standards, new or enhanced disclosure is provided in Note 4 Securities, Note 5 Loans, Note 6 Allowance for Credit Losses, Note 7 Impaired and Past Due Loans, Note 12 Financial Instruments, Note 13 Interest Rate Sensitivity and Note 15 Capital Management.

3. Insurance Revenues, Net

Insurance revenues, net as reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended		
	January 31 2008	October 31 2007	January 31 2007
Net earned premiums	$ **24,299**	$ 24,172	$ 23,128
Commissions and processing fees	**662**	743	606
Net claims and adjustment expenses	**(17,069)**	(14,896)	(18,176)
Policy acquisition costs	**(4,683)**	(5,100)	(4,356)
Total, net	$ **3,209**	$ 4,919	$ 1,202

4. Securities

Securities are accounted for at settlement date. Net unrealized gains (losses) reflected on the balance sheet follow.

	January 31 2008	October 31 2007	January 31 2007
Interest bearing deposits with regulated financial institutions	$ **992**	$ (1,070)	$ (500)
Securities			
Issued or guaranteed by Canada	**1,471**	127	(471)
Issued or guaranteed by a province or municipality	**1,967**	(14)	(232)
Other securities	**(6,102)**	(8,323)	(913)
Unrealized losses, net	$ **(1,672)**	$ (9,280)	$ (2,116)

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and are typically held until maturity. Fluctuations in value are generally attributed to changes in interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

5. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow.

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	January 31 2008 Composition Percentage	October 31 2007 Composition Percentage
Loans to Individuals								
Residential mortgages[2]	$ 926	$ 765	$ 69	$ 55	$ 50	$ 1,865	24 %	24 %
Other loans	84	162	20	3	1	270	3	3
	1,010	927	89	58	51	2,135	27	27
Loans to Businesses								
Commercial	589	1,013	73	76	154	1,905	25	25
Construction and real estate[3]	803	1,101	74	56	53	2,087	27	25
Equipment financing	350	908	43	15	18	1,334	17	18
Energy	21	290	-	-	-	311	4	5
	1,763	3,312	190	147	225	5,637	73	73
Total Loans	$ 2,773	$ 4,239	$ 279	$ 205	$ 276	$ 7,772	100 %	100 %
Composition Percentage								
January 31, 2008	36%	54%	4%	2%	4%	100%		
October 31, 2007	35%	55%	4%	3%	3%	100%		

[1] This table does not include an allocation for credit losses or deferred revenue and premiums.
[2] Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
[3] Includes commercial term mortgages and project (interim) mortgages for non-residential property.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses.

	For the three months ended January 31, 2008			For the three months ended October 31, 2007		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 7,414**	**$ 55,608**	**$ 63,022**	$ 5,697	$ 55,082	$ 60,779
Provision for credit losses	**2,481**	**332**	**2,813**	2,024	526	2,550
Write-offs	**(674)**	**-**	**(674)**	(316)	-	(316)
Recoveries	**27**	**-**	**27**	9	-	9
Balance at end of period	**$ 9,248**	**$ 55,940**	**$ 65,188**	$ 7,414	$ 55,608	$ 63,022

	For the three months ended January 31, 2007		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 5,484	$ 48,037	$ 53,521
Provision for credit losses	(362)	2,912	2,550
Write-offs	(74)	-	(74)
Recoveries	37	-	37
Balance at end of period	$ 5,085	$ 50,949	$ 56,034

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows.

	As at January 31, 2008				As at October 31, 2007			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,093,034	$ 5,197	$ 528	$ 4,669	$ 1,062,898	$ 2,878	$ 351	$ 2,527
Real estate[1]	3,126,745	7,815	918	6,897	2,887,822	1,098	896	202
Industrial	1,643,847	12,260	3,377	8,883	1,325,431	11,261	2,550	8,711
Commercial	1,908,543	13,675	4,425	9,250	2,192,451	5,867	3,617	2,250
Total	$ 7,772,169	$ 38,947	$ 9,248	29,699	$ 7,468,602	$ 21,104	$ 7,414	13,690
General allowance[2]				(55,940)				(55,608)
Net impaired loans after general allowance				$ (26,241)				$ (41,918)

	As at January 31, 2007			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 845,087	$ 3,669	$ 329	$ 3,340
Real estate[1]	2,383,342	579	579	-
Industrial	1,166,233	2,334	458	1,876
Commercial	1,815,821	4,965	3,719	1,246
Total	$ 6,210,483	$ 11,547	$ 5,085	6,462
General allowance[2]				(50,949)
Net impaired loans after general allowance				$ (44,487)

[1] Multi-family residential mortgages are included in real estate loans.
[2] The general allowance for credit risk is not allocated by loan type.
[3] There are no foreclosed real estate assets held for sale.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows.

	As at January 31, 2008			As at October 31, 2007		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 20,108	$ 6,090	$ 14,018	$ 9,163	$ 3,927	$ 5,236
British Columbia	15,648	1,622	14,026	8,864	2,013	6,851
Saskatchewan	3,095	1,480	1,615	3,061	1,458	1,603
Manitoba	96	56	40	16	16	-
Total	$ 38,947	$ 9,248	29,699	$ 21,104	$ 7,414	13,690
General allowance[1]			(55,940)			(55,608)
Net impaired loans after general allowance			$ (26,241)			$ (41,918)

	As at January 31, 2007		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 5,115	$ 2,138	$ 2,977
British Columbia	4,566	1,348	3,218
Saskatchewan	1,744	1,599	145
Manitoba	122	-	122
Total	$ 11,547	$ 5,085	6,462
General allowance[1]			(50,949)
Net impaired loans after general allowance			$ (44,487)

[1] The general allowance for credit risk is not allocated by province.

During the quarter, interest recognized as income on impaired loans totaled $63 (2007 - $53).

The gross amount of loans include other past due loans which are loans where payment of interest or principal is contractually 90 – 180 days in arrears or government insured loans where payment of interest or principal is contractually not more than 365 days in arrears but are not classified as impaired because they are well secured and considered fully collectible. At January 31, 2008 there were $1,338 (October 2007 - $1,100) outstanding other past due loans.

8. Derivative Financial Instruments

For the quarter ended January 31, 2008, a net unrealized after tax gain of $1,824 (2007 - $275 after tax loss) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges and $nil (2007 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. A net loss of $129 before tax for the quarter (2007 - $819) was reclassified to net income. A net gain of $1,054 (2007 - $927 net loss) before tax recorded in accumulated other comprehensive income (loss) as at January 31, 2008 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at January 31, 2008			As at October 31, 2007		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	**$ 560,000**	**$ 3,010**	**$ 53**	$ 482,000	$ 946	$ 498
Equity contracts[2]	**6,000**	**178**	**-**	6,000	515	-
Foreign exchange contracts[3]	**89,752**	**513**	**6**	3,405	35	63
Embedded derivatives in equity-linked deposits[2]	**n/a**	**-**	**270**	n/a	-	746
Other forecasted transactions	**-**	**-**	**-**	-	n/a	n/a
Derivative related amounts		**$ 3,701**	**$ 329**		$ 1,496	$ 1,307

	As at January 31, 2007		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 446,500	$ 955	$ 2,182
Equity contracts	9,570	308	28
Foreign exchange contracts	20,885	-	78
Embedded derivatives in equity-linked deposits	n/a	-	610
Other forecasted transactions	-	n/a	-
Derivative related amounts		$ 1,263	$ 2,898

(1) Interest rate swaps outstanding at January 31, 2008 mature between February 2008 and January 2013.
(2) Equity contracts and equity-linked deposits outstanding at January 31, 2008 mature between February 2008 and March 2011.
(3) Foreign exchange contracts outstanding at January 31, 2008 mature between February 2008 and April 2008.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the quarter.

9. Capital Stock and Share Incentive Plan

Capital Stock	For the three months ended					
	January 31, 2008			January 31, 2007		
	Number of Shares		**Amount**	Number of Shares		Amount
Common Shares						
Outstanding at beginning of period	**62,836,189**	**$**	**219,004**	61,936,260	$	215,349
Issued on exercise or exchange of options	**309,888**		**650**	231,986		537
Transferred from contributed surplus on exercise or exchange of options	**-**		**563**	-		272
Outstanding at end of period	**63,146,077**	**$**	**220,217**	62,168,246	$	216,158

Employee Stock Options	For the three months ended					
	January 31, 2008			January 31, 2007		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Options						
Balance at beginning of period	**4,911,277**	**$**	**16.96**	5,030,040	$	13.07
Granted	**595,842**		**31.18**	733,600		25.02
Exercised or exchanged	**(409,050)**		**8.88**	(285,140)		6.97
Forfeited	**(10,800)**		**24.99**	(19,500)		18.85
Balance at end of period	**5,087,269**	**$**	**19.26**	5,459,000	$	14.97
Exercisable at end of period	**1,287,527**	**$**	**9.58**	1,075,800	$	7.13

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 409,050 options (2007 - 285,140) exercised or exchanged in the quarter, option holders exchanged the rights to 324,600 options (2007 - 197,040) and received 225,438 shares (2007 - 143,384) in return under the cashless settlement alternative.

In the three months ended January 31, 2008, salary expense of $1,328 (2007 - $1,080) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.1% (2007 - 3.9%), (ii) expected option life of 4.0 years (2007 - 4.0 years), (iii) expected volatility of 21% (2007 - 19%), and (iv) expected dividends of 1.3% (2007 - 1.3%). The weighted average fair value of options granted was estimated at $6.69 (2007 - $4.34) per share.

During the first quarter of 2008, 595,842 options were granted. Of this amount, 540,030 options are subject to shareholder and TSX approval.

10. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 19 of the Bank's audited consolidated financial statements for the year ended October 31, 2007 (see pages 74 to 75 of the 2007 Annual Report) and include:

		As at January 31 2008		As at October 31 2007		As at January 31 2007
Guarantees and standby letters of credit						
Balance outstanding	**$**	**196,670**	$	202,194	$	147,698
Business credit cards						
Total approved limit		**10,040**		9,728		7,646
Balance outstanding		**2,308**		2,238		1,701

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

11. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at January 31 2008	As at October 31 2007	As at January 31 2007
Trust assets under administration	**$ 4,174,481**	$ 4,283,900	$ 3,553,590

12. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the Risk Management section of the 2007 Annual Report beginning on page 51.

The value of financial assets recorded on the consolidated balance sheet at January 31, 2008 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 87% of the portfolio and estimated using a valuation technique based on observable market data for 13% of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives) was determined for the entire portfolio using a valuation technique based on observable market data. Further information on how the fair value of financial instruments is determined is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of the 2007 Annual Report beginning on page 49 as well as Note 27 of the October 31, 2007 audited financial statements beginning on page 80 in the 2007 Annual Report.

Income and expenses are classified as to source, either securities or loans for income, and deposits or subordinated debentures for expense. Gains on the sale of securities, net, are shown separately in other income.

13. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 26 of the audited consolidated financial statements for the year ended October 31, 2007 (see page 78 of the 2007 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-Interest Sensitive	Total
January 31, 2008								
Assets								
Cash resources and securities	$ 347	$ 222	$ 600	$ 1,169	$ 478	$ 111	$ 26	$ 1,784
Loans	4,358	467	690	5,515	2,414	54	(67)	7,916
Other assets	-	-	-	-	-	-	164	164
Derivative financial instruments[1]	46	58	305	409	157	-	-	566
Total	4,751	747	1,595	7,093	3,049	165	123	10,430
Liabilities and Equity								
Deposits	3,686	869	1,507	6,062	2,404	105	(11)	8,560
Other liabilities	3	6	25	34	32	9	215	290
Debentures	-	-	65	65	250	75	-	390
Shareholders' equity	-	-	-	-	-	-	624	624
Derivative financial instruments[1]	566	-	-	566	-	-	-	566
Total	$ 4,255	$ 875	$ 1,597	$ 6,727	$ 2,686	$ 189	$ 828	$ 10,430
Interest Rate Sensitive Gap	$ 496	$ (128)	$ (2)	$ 366	$ 363	$ (24)	$ (705)	$
Cumulative Gap	$ 496	$ 368	$ 366	$ 366	$ 729	$ 705	$ -	$ -
Cumulative Gap as a percentage of total assets	4.8%	3.5%	3.5%	3.5%	7.0%	6.8%	-%	-%
October 31, 2007								
Cumulative gap	$ 364	$ 224	$ 426	$ 426	$ 709	$ 710	$ -	$ -
Cumulative gap as a percentage of total assets	3.6%	2.2%	4.3%	4.3%	7.1%	7.1%	-%	-%
January 31, 2007								
Cumulative gap	$ (100)	$ (244)	$ (100)	$ (100)	$ 542	$ 596	$ -	$ -
Cumulative gap as a percentage of total assets	(1.2%)	(3.0%)	(1.2%)	(1.2%)	6.8%	7.4%	-%	-%

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 2.9% (October 31, 2007 - 2.5%, January 31, 2007 - 0.4%). A one-percentage point decrease in all interest rates would decrease net interest income by a similar amount.

14. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	January 31 2008	October 31 2007	January 31 2007	**January 31 2008**	October 31 2007	January 31 2007
Net interest income (teb)[1]	**$ 55,642**	$ 54,663	$ 48,148	**$ 1,404**	$ 1,332	$ 1,061
Less teb adjustment	**1,238**	1,383	1,085	**99**	113	79
Net interest income per financial statements	**54,404**	53,280	47,063	**1,305**	1,219	982
Other income[2]	**14,395**	13,452	11,194	**3,228**	4,912	1,249
Total revenues	**68,799**	66,732	58,257	**4,533**	6,131	2,231
Provision for credit losses	**2,813**	2,550	2,550	**-**	-	-
Non-interest expenses	**29,504**	30,461	26,287	**2,320**	2,301	1,906
Provision for income taxes	**12,042**	6,772	9,233	**748**	1,207	54
Net income	**$ 24,440**	$ 26,949	$ 20,187	**$ 1,465**	$ 2,623	$ 271
Total average assets ($ millions)[3]	**$ 9,428**	$ 8,953	$ 7,220	**$ 180**	$ 174	$ 155

	Total		
	Three months ended		
	January 31 2008	October 31 2007	January 31 2007
Net interest income (teb)[1]	**$ 57,046**	$ 55,995	$ 49,209
Less teb adjustment	**1,337**	1,496	1,164
Net interest income per financial statements	**55,709**	54,499	48,045
Other income	**17,623**	18,364	12,443
Total revenues	**73,332**	72,863	60,488
Provision for credit losses	**2,813**	2,550	2,550
Non-interest expenses	**31,824**	32,762	28,193
Provision for income taxes	**12,790**	7,979	9,287
Net income	**$ 25,905**	$ 29,572	$ 20,458
Total average assets ($ millions)[3]	**$ 9,608**	$ 9,127	$ 7,375

(1) Taxable Equivalent Basis (teb) - Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15. Capital Management

Effective November 1, 2007, OSFI adopted a new capital management framework called Basel II for Canadian financial institutions and capital is now managed and reported in accordance with those requirements. Basel II introduced some significant changes to the risk-weighting of assets and calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted asset for both credit and operational risk. Changes for the Bank under Basel II include a shift into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises and a new capital requirement related to operational risk.

Basel II has not had a significant impact on the Bank's overall required level of regulatory capital as compared to OSFI's previous methodology. New procedures and system enhancements have been developed to conform to the new framework including the formalization of CWB's internal capital adequacy assessment process.

Under the Basel II standardized approach to credit risk and OSFI's previous framework, banks are required to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments. Based on the deemed credit risk of each type of asset, a weighting of 0% to 150% under Basel II (0% to 100% under the previous framework) is assigned. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weight calculations are prescribed by OSFI. As Canadian Direct Insurance Incorporated (CDI) is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is primarily comprised of common shareholders' equity and innovative capital (to a maximum of 15% of net Tier 1 capital) while Tier 2 capital includes subordinated debentures (to a maximum amount of 50% of net Tier 1 capital) and the inclusion of the general allowance for credit losses to a maximum of 125 basis points of risk-weighted assets (87.5 basis points under the previous framework).

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

Additional information about the Bank's capital management practices is provided in the 2007 Annual Report beginning on page 41.

Capital Structure and Regulatory Ratios[1]

	As at January 31 2008	As at October 31 2007	As at January 31 2007
Capital			
Tier 1	**$ 718,600**	$ 701,004	$ 626,295
Total	**1,087,805**	1,059,269	845,943
Capital ratios			
Tier 1	**9.2 %**	9.1 %	9.8 %
Total	**13.9**	13.7	13.2
Assets to capital multiple	**9.1 x**	9.1 x	8.9 X

(1) Regulatory capital and capital ratios are calculated in accordance with the requirements of OSFI. As described above, as of November 1, 2007, OSFI changed the framework and capital is now managed and reported in accordance with the requirements of Basel II. Prior year figures have been calculated using the previous framework.

During the quarter, the Bank complied with all internal and external capital requirements.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

17. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid to Canadian residents are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will be held on Thursday, March 6, 2008 at 2:30 p.m. ET. The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until March 20, 2008 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21260799, followed by the pound sign.

END